Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Ms. Naomi Deng	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-2944	Phone: +1-310-528-3031
Email: dengqi@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

Acorn International Appoints Pierre E. Cohade Lead Director

SHANGHAI, China, August 16, 2017 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”) today announced that the Company’s board of directors has appointed Pierre E. Cohade as Lead Director of Acorn. Mr. Cohade was also appointed as chair of the Company’s Compensation and Audit Committees.

“Since joining the board earlier this year, Pierre has been a highly involved board member, offering valuable insight and guidance in areas such as internal control systems and procedures, best practice optimization, corporate governance and risk control,” said Mr. Jacob Fisch, President of Acorn. “In the role of Lead Director, Pierre will continue to provide active support to management. He will also take the lead as a liaison between management and the independent members of the Board. We look forward to working with him more closely as we strive to take Acorn to the next level.”

Executive Chairman Robert Roche agreed, "Pierre has already made valuable contributions in his short tenure with Acorn helping management in the turnaround of the company, and I am confident that his expertise will continue to help guide the way forward as we focus on growing our business.”

About Acorn International, Inc.

Co-founded in 1998 by Executive Chairman Robert Roche, Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

###

2